UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

◻        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

800 Capitol Street

Suite 3000

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Waste Management Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 and the schedule of delinquent participant contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2014.

Houston, Texas

June 23, 2023

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
ASSETS:
INVESTMENTS:
Investments at fair value	$3,122,131,025	$3,286,042,689
Investments at contract value	—	398,224,330
Total investments	3,122,131,025	3,684,267,019

RECEIVABLES:
Employee contributions	2,035,454	2,045,124
Employer contributions	1,288,392	1,304,949
Notes receivable from participants	74,885,169	72,463,240
Settlements pending	22,611	25,512
Other	9,059	8,597
Total receivables	78,240,685	75,847,422
NET ASSETS AVAILABLE FOR BENEFITS	$3,200,371,710	$3,760,114,441

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$186,403,795
Employer	101,605,778
Rollover	10,427,761
298,437,334

Dividends	10,746,410
Interest income on notes receivable from participants	3,411,506
Other income	65,245
Total additions	312,660,495

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Net depreciation in Plan investments	531,977,848
Benefits paid to participants	338,295,482
Administrative expenses	2,129,896
Total deductions	872,403,226

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(559,742,731)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,760,114,441
End of year	$3,200,371,710

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2022

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management, Inc. (the “Company” or “WMI”), and eligible affiliates (as defined in the Plan) (collectively “Waste Management”) for the benefit of eligible employees and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) has been named to serve as administrator and fiduciary of the Plan. Bank of America, N.A. (“Bank of America”) serves as trustee of the Plan pursuant to a Defined Contribution Plan Trust Agreement and also serves as the Plan’s third-party recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement that does not provide for participation in the Plan for such individual; (c) individuals providing services to the Company and who are designated as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) any individual who is not regularly employed in, or a citizen of, the United States and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants are permitted to contribute as much as 50% of their eligible annual compensation, as defined by the Plan, and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the Internal Revenue Service (“Employee Contribution”). In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions are permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”).

With respect to each participant whose employment is not governed by a collective bargaining agreement, Waste Management matches 100% of each participant’s Employee Contribution up to 3% of the participant’s eligible annual compensation, as defined by the Plan, plus 50% of the participant’s Employee Contribution on the next 3% of the participant’s eligible annual compensation. Any such employee is automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation, unless changed by the employee.

With respect to each participant whose employment relationship is covered by a collective bargaining agreement, the amount of contributions by Waste Management, if any, is provided for in the applicable collective bargaining agreement.

Nonvested Forfeitures, Unclaimed Distributions and Other

As of December 31, 2022 and 2021, nonvested forfeitures, unclaimed distributions and other unallocated accounts, including settlements, totaled $1,283,558 and $6,650,032, respectively. These accounts will be used to reduce future Waste Management contributions and/or to pay Plan expenses. During 2022, $5,637,294 from these accounts was used to fund Waste Management’s required contributions and pay Plan expenses.

Investment Options

The Plan offers participants diversified investment options. As of December 31, 2022, the Plan offered (a) 14 common collective trust funds (including eight target retirement-date funds and a stable value fund); (b) three mutual funds; (c) a WMI common stock fund (which is an Employee Stock Ownership Plan) and (d)  a self-directed brokerage account, which allows participants to select various securities sold on the New York Stock Exchange, NYSE American (formerly the American Stock Exchange) and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WMI common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WMI common stock fund. Each participant who has invested in the WMI common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-directed brokerage account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-directed brokerage account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WMI common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50% of a participant’s vested accounts (excluding any amounts invested in the self-directed brokerage account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan or (b) result from a participant’s defaulting on a loan. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) no more than one loan per year be taken by a participant; (b) repayments be made no less frequently than quarterly; (c) loans be repaid over a period not to exceed 54 months and (d) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Administrative expenses of the Plan are generally allocated among participants. Loan administration fees and certain other expenses are charged directly to the account balance of the applicable participant. In 2022, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Plan are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Plan are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. Prior to January 28, 2022, the investment options available within the Plan included a stable value fund that invested in fully benefit-responsive synthetic guaranteed investment contracts (“Synthetic GICs”). These investments held by the stable value fund were presented at contract value in the Statements of Net Assets Available for Benefits. See Note 3 for further discussion of Synthetic GICs. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Plan records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, macroeconomic, market and credit risks that impact the value of such investment securities. Macroeconomic and market risks include, but are not limited to, pandemic conditions, international conflict and instability of financial institutions. The ultimate impacts of any such risks cannot be predicted at this time, but it is possible that changes in values of investment securities could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassifications

When necessary, reclassifications are made to the prior year financial information to conform to the current year presentation.

3. Investment in Stable Value Fund

Prior to January 28, 2022, the Plan included a stable value fund that invested in fully benefit-responsive Synthetic GICs and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”). Synthetic GICs were comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions were executed at contract value. The investment portfolio of a Synthetic GIC, when coupled with a wrapper contract, provided a specified rate of return for a specific period of time. Through the use of Synthetic GICs, the stable value fund aimed to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Contract value represented principal, plus accrued interest less withdrawals and was the relevant measure as this was the amount received by participants when they initiated permitted transactions under the terms of the Plan.

The interest crediting rates for Synthetic GICs were calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but could not be less than zero.

Synthetic GICs generally were evergreen contracts that contained termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and provided for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equaled zero. The issuer was obligated to pay the excess contract value when the fair value of the underlying portfolio equaled zero.

There were certain events not initiated by the Plan participants that could have limited the ability of the Plan to transact with the issuer at contract value. Examples of such events included, but were not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan and delivery of any communication to Plan participants designed to influence participants not to invest in the fund. The Plan sponsor did not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, was probable.

Additionally, the fund also invested in a common collective trust fund, Wells Fargo/BlackRock Short Term Investment Fund S, which invested in highly liquid assets and was used for daily liquidity needs.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security‐backed investment contracts and separate account guaranteed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer was evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis included, but was not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan required that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

On January 28, 2022, the Plan’s investment option for the stable value fund managed by Galliard was transferred to the John Hancock Stable Value Return Trust, a Collective Investment Trust offered by the John Hancock Trust Company and is included in investments at fair value in the Statement of Net Assets Available for Benefits as of December 31, 2022.

4. Fair Value Measurements

For purposes of the Plan’s financial reporting, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets as of December 31, 2022 or 2021.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan as of December 31 measured at fair value on a recurring basis:

	2022	2021
Quoted Prices in Active Markets (Level 1):
Mutual funds	$230,650,520	$289,725,577
WMI common stock	293,785,482	318,770,268
Self-directed brokerage accounts	70,807,791	99,390,352
Subtotal Level 1	595,243,793	707,886,197

Significant Other Observable Inputs (Level 2):
Self-directed brokerage accounts — FedFund	9,537,063	8,080,598
Stable Value fund — short-term investment fund	—	16,006,720
FedFund	1,190,207	3,016,643
Subtotal Level 2	10,727,270	27,103,961

Investments Measured at Net Asset Value (a):
Common collective trust funds	2,516,159,962	2,551,052,531
Subtotal Investments Measured at Net Asset Value	2,516,159,962	2,551,052,531
Total Investments at Fair Value	$3,122,131,025	$3,286,042,689

(a)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets

Available for Benefits. As of December 31, 2022 and 2021, there were no redemption restrictions on the investments held at net asset value other than possible advance notice requirements.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"), which were timely adopted by the Plan sponsor subsequent to receipt of the determination letter. The Plan sponsor has adopted a further amendment and restatement of the Plan and subsequent amendments since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2022	2021
Net assets available for benefits per the financial statements	$3,200,371,710	$3,760,114,441
Amounts pending distribution to participants	(1,828,820)	(3,016,003)
Net assets available for benefits per the Form 5500	$3,198,542,890	$3,757,098,438

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2022:

Net decrease in net assets available for benefits per the financial statements	$(559,742,731)
Amounts pending distribution to participants as of December 31, 2021	3,016,003
Amounts pending distribution to participants as of December 31, 2022	(1,828,820)
Net decrease in assets available for benefits per the Form 5500	$(558,555,548)

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

8. Related-Party Transactions

Bank of America serves as the trustee and third-party recordkeeper of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Bank of America Company, provides securities brokerage services for the self-directed brokerage account. State Street Bank and Trust Company serves as the independent fiduciary for the WMI common stock fund. The Plan also holds notes receivable representing participant loans. The stable value fund that was an investment option prior to January 28, 2022 was managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in WMI common stock. As WMI is the Plan sponsor, transactions involving WMI common stock also qualify as party-in-interest transactions. The Plan sponsor believes that all of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

EIN: 73 1309529 Plan: 001

Year Ended December 31, 2022

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions			Contributions	Total Fully
Transferred Late to Plan		Contributions	Pending	Corrected
Check here if Late Participant	Contributions	Corrected	Correction	Under VFCP and
Loan Repayments are included: ☐	Not Corrected	Outside VFCP	in VFCP	PTE 2001-51
$242,232	$220,583	$21,649	$—	$—

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 73-1309529 Plan: 001

December 31, 2022

Identity of Issue	Description of Investment	Current Value
BlackRock	BlackRock Liquidity Fund - FedFund	$1,190,207
*Waste Management, Inc.	Common Stock	293,785,482
Wilmington Trust, N.A.	BlackRock EAFE Equity Index Fund, Class R	165,937,666
BlackRock Institutional Trust Company	BlackRock Equity Index Fund J	743,180,598
Wilmington Trust, N.A.	Lord Abbett Total Return Fund II BP	109,227,547
SEI Trust Company	PIMCO RealPath Blend 2025 Collective Trust Funds	89,667,561
SEI Trust Company	PIMCO RealPath Blend 2030 Collective Trust Funds	332,725,530
SEI Trust Company	PIMCO RealPath Blend 2035 Collective Trust Funds	97,219,580
SEI Trust Company	PIMCO RealPath Blend 2040 Collective Trust Funds	200,370,938
SEI Trust Company	PIMCO RealPath Blend 2045 Collective Trust Funds	78,562,115
SEI Trust Company	PIMCO RealPath Blend 2050 Collective Trust Funds	77,586,067
SEI Trust Company	PIMCO RealPath Blend 2055 Collective Trust Funds	62,917,469
SEI Trust Company	PIMCO RealPath Blend 2060 Collective Trust Funds	6,353,676
SEI Trust Company	PIMCO RealPath Blend Income Collective Trust Funds	137,947,573
Principal Global Investors Trust Company	Principal Diversified Real Asset Tier 1 CIT	3,889,339
John Hancock Trust Company Collective Investment Trust	John Hancock Stable Value Return Trust	410,574,303
PIMCO	PIMCO International Bond (US-HDG) Instl.	9,951,375
Fidelity	Fidelity Small Cap Index Fund	168,894,933
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	51,804,212
*Merrill Lynch, Pierce, Fenner & Smith Incorporated	Self-Directed Brokerage Accounts	80,344,854
Total Investments		3,122,131,025
*Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% to 8.00%	74,885,169
		$3,197,016,194

*   Party-in-interest

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: June 23, 2023	By:	/s/ Gordon Blasius
Gordon Blasius
Member, Administrative Committee of the Waste
Management Employee Benefit Plans